July 21, 2017

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Sir or Madam:

On behalf of Northern Lights Funds Trust IV (the "Registrant") we hereby submit, via electronic filing, Post-Effective Amendment No. 68 to the Registrant’s Registration Statement. The purpose of this filing is to register shares of the FormulaFolios Tactical Growth ETF and FormulaFolios Smart Growth ETF, each a series of the Registrant.

If you have any questions or additional comments, please call Tanya Goins at (404) 541-2954 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

Tanya L. Goins